FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2004

The "Shell" Transport and Trading Company, Public Limited Company

Translation of registrant’s name into English

Shell Centre, London SE1

(Address of principal executive offices)

The "Shell" Transport and Trading Company, p.l.c. has today, 01 March 2004, received a notification dated 18 February 2004 from The Capital Group Companies, Inc. ("Capital") pursuant to Part VI of the Companies Act 1985 that Capital has an interest in 298,381,346 Ordinary shares of 25p each in the Company being 3.086 per cent of the issued Ordinary share capital held as follows:

No. of Shares

Capital Guardian Trust Company	42,052,201
Capital International Limited	97,747,389
Capital International S.A.	10,857,025
Capital International, Inc.	5,722,531
Capital Research and Management Company	142,002,200

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised
The "Shell" Transport and Trading Company, Public Limited Company (Registrant)
By G J West (Assistant Company Secretary)
1 March 2004